SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-22582

                           NOTIFICATION OF LATE FILING

[ x ] Form 10-K  [   ] Form 11-K  [ ] Form 20-F  [   ] Form 10-Q  [ ]Form N-SAR

For Period Ended: December 31, 1999
[     ]  Transition Report on Form 10-K              [     ]  Transition Report on Form 10-Q
[     ]  Transition Report on Form 20-F              [     ]  Transition Report on Form N-SAR
[     ]  Transition Report on Form 11-K

For Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                           Part I.  Registrant Information

Full name of registrant Institutional Equity Holdings, Inc.. Former name if applicable Euromed Inc Address of principal executive office (street and number) 4831 Junius #8 City, State and Zip Code Dallas, Texas 75206

                                          Part II.  Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ x ]    (a)      The reasons  described in  reasonable  detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

                [ x  ]  (b)  The  subject  annual  report,  semi-annual  report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)      The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                                Part III.  Narrative

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         Due to relocation of corporate records of the wholly owned subsidiary, subsequent to the fiscal year end, our independent accountants have been unable to complete filing of the form 10k within the time allowed.

                                             Part IV.  Other Information

         (1)      Name and telephone number of person to contact in regard
                  to this notification:
                  Michael Vinez             (214)             237-3223
                           ----------------------------------------------------
                  (Name)              (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Non reporting company.

                                                  [  X ]  Yes   [   ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [   ]  Yes   [  x  ]   No


                                    (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 30, 2000                          By:    /s/ Michael Vinez
      -----------------                              ---------------------
                                                     Name: Michael Vinez
                                                          -------------
                                               Title: Chief Financial Officer
                                                      -----------------------

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                      ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).